# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atea Pharmaceuticals, Inc., CIK 0001593899
CUSIP: 04683R106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 225 FRANKLIN STREET, SUITE 2100, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0000921895-25-000684
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 175,000; sole dispositive power 0; shared dispositive power 175,000; aggregate amount beneficially owned 175,000 (0.2% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 2,930,100; shared voting power 175,000; sole dispositive power 2,930,100; shared dispositive power 175,000; aggregate amount beneficially owned 3,105,100 (3.6% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (1.5% of the class)
- The MOS Trust: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- MOS PTC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100,000; shared voting power 1,400,000; sole dispositive power 100,000; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,500,000 (1.8% of the class)
- Berman Howard H. (CIK 0001952986): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nerium Partners LP (CIK 0001842372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)
- Nerium Capital LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)
- Flynn James P. (CIK 0001955965): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,000; sole dispositive power 0; shared dispositive power 54,000; aggregate amount beneficially owned 54,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Atea Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 225 FRANKLIN STREET, SUITE 2100, BOSTON, Massachusetts (MA), 02110

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him, as a director of the Radoff Foundation and as an advisor to a certain donor advised charitable account (the "Charitable Account");

(iii) JEC II Associates, LLC, a Delaware limited liability company ("JEC II"), with respect to the Shares directly and beneficially owned by it;

(iv) The MOS Trust, a Wyoming trust ("MOS Trust"), with respect to the Shares directly and beneficially owned by it;

(v) MOS PTC, LLC, a Wyoming limited liability company ("MOS PTC"), as the trustee of MOS Trust;

(vi) Michael Torok, with respect to the Shares directly and beneficially owned by him, as the Manager of JEC II and a Manager of MOS PTC;

(vii) Howard H. Berman, Ph.D.;

(viii) Nerium Partners LP, a Delaware limited partnership ("Nerium Partners"), with respect to the Shares directly and beneficially owned by it;

(ix) Nerium Capital LLC, a California limited liability company ("Nerium Capital"), as the general partner of and investment advisor to Nerium Partners; and

(x) James P. Flynn, as the Chief Investment Officer of Nerium Partners and the Managing Member of Nerium Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Radoff Foundation and Mr. Radoff are collectively referred to as "Radoff." JEC II, MOS Trust, MOS PTC and Mr. Torok are collectively referred to as "JEC."

Each of the Reporting Persons is party to the Group Agreement (as defined below). Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 annexed to the initial Schedule 13D is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein or in Exhibit 1 annexed to the initial Schedule 13D, none of the persons listed on Exhibit 1 annexed to the initial Schedule 13D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of each of JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368. The principal business address of each of MOS Trust and MOS PTC is 270 W. Pearl, Suite 103, Jackson, Wyoming 83001. The principal business address of Dr. Berman is 5850 San Felipe, Suite 500, Houston, Texas 77057. The principal business address of each of Nerium Partners, Nerium Capital and Mr. Flynn is 41 Harris Court, Danville, California 94526.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff also serves as a director of the Radoff Foundation and an advisor to the Charitable Account. The principal business of each of JEC II and MOS Trust is investing in securities. The principal business of MOS PTC is serving as the trustee of MOS Trust. The principal occupation of Mr. Torok is serving as the Manager of JEC II. Mr. Torok also serves as a Manager of MOS PTC. The principal occupation of Dr. Berman is serving as Executive Chairman of the board of directors of Coya Therapeutics, Inc., a clinical-stage biotechnology company with a principal address of 5850 San Felipe St., Suite 500, Houston, Texas 77057. The principal business of Nerium Partners is investing in securities. The principal business of Nerium Capital is serving as the general partner of and investment advisor to Nerium Partners. The principal occupation of Mr. Flynn is serving as the Managing Member of Nerium Capital. Mr. Flynn also serves as the Chief Investment Officer of Nerium Partners.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 annexed to the initial Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 annexed to the initial Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

The Radoff Foundation is organized under the laws of the State of Texas. JEC II and Nerium Partners organized under the laws of the State of Delaware. MOS Trust and MOS PTC are organized under the laws of the State of Wyoming. Nerium Capital is organized under the laws of the State of California. Messrs. Radoff, Torok and Flynn and Dr. Berman are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 175,000 Shares directly owned by the Radoff Foundation is approximately $552,678, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,900,100 Shares directly owned by Mr. Radoff is approximately $9,062,496, including brokerage commissions.

The Shares held in the Charitable Account were purchased with donated funds. The aggregate purchase price of the 30,000 Shares held in the Charitable Account is approximately $95,271, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,300,000 Shares owned directly by JEC II is approximately $4,054,036, including brokerage commissions.

The Shares purchased by MOS Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares owned directly by MOS Trust is approximately $305,676, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares directly owned by Mr. Torok is approximately $310,354, including brokerage commissions.

The Shares purchased by Nerium Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 54,000 Shares directly owned by Nerium Partners is approximately $170,096, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 20, 2025, Mr. Radoff delivered a letter to the Issuer nominating Howard H. Berman, James P. Flynn and Michael Torok for election to the Issuer's board of directors (the "Board") at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 85,525,179 Shares outstanding as of March 4, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 175,000 Shares, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, 30,000 Shares were held in the Charitable Account, constituting approximately 0.04% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 2,900,100 Shares, constituting approximately 3.4% of the Shares outstanding. Mr. Radoff, (i) as a director of the Radoff Foundation, may be deemed the beneficial owner of the 175,000 Shares owned by the Radoff Foundation, and (ii) as an advisor to the Charitable Account, may be deemed the beneficial owner of the 30,000 Shares held in the Charitable Account, which together with the 2,900,100 Shares he directly owns, constitutes an aggregate of 3,105,100 Shares beneficially owned by Mr. Radoff, constituting approximately 3.6% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 1,300,000 Shares, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, MOS Trust directly beneficially owned 100,000 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 100,000 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Torok, (i) as the Manager of JEC II, may be deemed the beneficial owner of the 1,300,000 Shares owned by JEC II, and (ii) as a Manager of MOS PTC, may be deemed the beneficial owner of the 100,000 Shares owned by MOS Trust, which together with the 100,000 Shares he directly owns, constitutes an aggregate of 1,500,000 Shares beneficially owned by Mr. Torok, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Nerium Partners directly beneficially owned 54,000 Shares, constituting approximately 0.1% of the Shares outstanding. Nerium Capital, as the general partner of and investment advisor to Nerium Partners, may be deemed to beneficially own the 54,000 Shares owned by Nerium Partners, constituting approximately 0.1% of the Shares outstanding. Mr. Flynn, as the Chief Investment Officer of Nerium Partners and the Managing Member of Nerium Capital, may be deemed to beneficially own the 54,000 Shares owned by Nerium Partners, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Dr. Berman did not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,659,100 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.4% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him and held in the Charitable Account.

Each of JEC II and Mr. Torok may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by JEC II.

Each of MOS Trust, MOS PTC and Mr. Torok may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by MOS Trust.

Mr. Torok has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Each of Nerium Partners, Nerium Capital and Mr. Flynn may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Nerium Partners.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by Radoff and JEC since the filing of the initial Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. The transactions in securities of the Issuer by the Reporting Persons other than Radoff and JEC during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 20, 2025, (a) Radoff, (b) JEC and (c) Dr. Berman, Nerium Partners, Nerium Capital and Mr. Flynn (collectively, the "New Parties") entered into an amended and restated group agreement (the "Group Agreement") with respect to the Issuer pursuant to which, among other things, (i) that certain group agreement, dated March 4, 2025, between Radoff and JEC was superseded in its entirety, (ii) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (iii)the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Radoff or JEC), (iv) each New Party agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Radoff and JEC and (v)Radoff and JEC agreed to jointly pay all expenses and costs (including all legal fees) incurred in connection with the group's activities on a pro rata basis based on the number of Shares beneficially owned in the aggregate by such party. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of Dr. Berman and Mr. Flynn has granted Mr. Radoff a power of attorney (collectively, the "POAs") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any other related transactions. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

2 - Transactions in Securities.

99.1 - Group Agreement, dated March 20, 2025.

99.2 - Powers of Attorney.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (03/21/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (03/21/2025)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (03/21/2025)
- The MOS Trust: /s/ Michael Torok, Michael Torok, Manager of MOS PTC, LLC, its Trustee (03/21/2025)
- MOS PTC, LLC: /s/ Michael Torok, Michael Torok, Manager (03/21/2025)
- Torok Michael: /s/ Michael Torok, Michael Torok (03/21/2025)
- Berman Howard H.: /s/ Bradley L. Radoff, Bradley L. Radoff, attorney-in-fact for Howard H. Berman (03/21/2025)
- Nerium Partners LP: /s/ James P. Flynn, James P. Flynn, Managing Member of Nerium Capital LLC, its General Partner (03/21/2025)
- Nerium Capital LLC: /s/ James P. Flynn, James P. Flynn, Managing Member (03/21/2025)
- Flynn James P.: /s/ Bradley L. Radoff, Bradley L. Radoff, attorney-in-fact for James P. Flynn (03/21/2025)